7(g) These are correcting amendments to the ATS-N filed for Blue Ocean ATS ("BOATS"). In Part III Item 7, the Broker Dealer Operator is removing the erroneous statement that reference prices for trades executed on the ATS are based on the best available bid and offer in the ATS at the time of trade. In Part III Item 8, the Broker Dealer Operator is removing the order size limit of 100 orders per second. In Part III Item 10, in which the Broker Dealer Operator applies a price band at the beginning of trading at 20% which was previously incorrectly disclosed at 15%. In addition, the Broker Dealer Operator is applying in Part III Item 10, the 20 % this band during the trading session. In Part III, Item 11, the Broker Dealer Operator increased the percentages for executions that would be considered an error and/or clearly erroneous.

Part III

Item 7: <u>Order Types and Attributes</u>

> a. Identify and explain each order type offered by the NMS Stock ATS.

Because the ATS's Operating Hours (8 p.m. ET to 4 a.m. ET) are after the Core Market Hours (9:30 a.m. ET to 4 p.m. ET, Monday through Friday), trades executed on the ATS are not priced according to, and do not relate to the NBBO, which is not available during the Operating Hours. ~~Rather, reference prices for trades executed on the ATS are based on the best available bid and offer on the ATS at the time of the trade.~~

Part III

Item 8: <u>Order Sizes</u>

> a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

⦿ Yes ◯ No

BOATS rejects orders ~~in excess of 100 orders per second or a single order~~ with a notional value greater than $5 million. The minimum order size is one (1) share.

Part III

Item 10: <u>Opening and Reopening</u>

> a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading inter priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Subscribers/Sponsored Access Clients may enter orders beginning at 6:15 p.m. ET on the days that the ATS is open for business.

BOATS begins matching orders, based on the terms of the orders in its order book, at 8:00 p.m. ET.

BOATS employs a ~~15~~20% price band ~~at the open of its~~during its trading session. Orders entered into the

ATS prior to the beginning of, and during the trading session that ~~at the open~~ are priced at more than ~~15~~20% away from the reference price for that NMS Stock, the ATS rejects the order. ~~The reference price for the open is the last national securities exchange print, post session, as of 7:30 p.m. ET.~~

Orders are prioritized based on the price and time of entry of such orders into the ATS. Once an order has been submitted, the ATS matches it with a matching contra order submitted to the ATS, generally on a price/time priority basis.

Because the ATS does not operate during Core Market Hours, it is not impacted by trading halts in an NMS Stock during Core Market Hours. If trading in an NMS Stock that trades on BOATS is halted as of the close of the exchange trading day, the ATS does not trade that NMS Stock during its immediately following trading session.

If trading in an NMS Stock is halted on BOATS during the ATS's trading session, the ATS notifies its Subscribers of the halt (Subscribers must inform their Sponsored Access Clients of the halt). The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading. Such orders are automatically cancelled based on a configuration in Subscribers' FIX connections. Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders (Subscribers must provide this notification to Sponsored Access Clients). Those orders are matched based on the price/time priority rules of BOATS.

Part III

Item 11: Trading Services, Facilities and Rules

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the timestamping of orders and executions.

The reference price for the trading session is the last national securities exchange print, post session, as of 7:30 p.m. ET.

Execution Errors - Blue Ocean ATS, LLC has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades" and handles Subscriber and ATS errors in the same manner. Each potential error situation is evaluated by the Managing Director and/or CCO or designated Trading Operations personnel on a case-by-case basis to determine whether a trade execution should be busted. A transaction executed on the ATS shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the inquiry is greater than (less than) the reference price by ~~6~~26% for NMS Stocks priced greater than $50; ~~10~~30% for NMS Stocks priced greater than $25 and up to and including $50; and ~~20~~40% for NMS Stocks priced greater than $0 and up to and including $25. The reference price for the clearly erroneous policy is the most recent transaction effected on the ATS.